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Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

July 20, 2018

VIA: UNITED PARCEL SERVICE

Mr. Jeffrey Gabor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Biotech, Inc. Registration Statement on Form S-3 Filed July 6, 2018 File No. 333- 226089

Dear Mr. Gabor:

On behalf of Fortress Biotech, Inc., a Delaware corporation (the “Company”), we hereby respond to the Commission’s comment telephone call on July 12, 2018 relating to the Company’s Registration Statement on Form S-3 filed on July 6, 2018.

Comment:

We note that the Company needs to file a Form of Indenture as Exhibit 4.5 to the Company’s Registration Statement on Form S-3.

Response:

The Company has filed an amended Form S-3 with a Form of Indenture, filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-3 filed on July 6, 2018.

Sincerely,

ALSTON & BIRD LLP

By:	/s/ Mark F. McElreath
Mark F. McElreath
Partner

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